UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                                  June 1, 2001

             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)







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                                  SCHEDULE 13G

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CUSIP No.                                                    PAGE 2 OF 4 PAGES
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1                 NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Everest Investors 12, LLC
                  Everest Investors 4, LLC
                  Everest Lodging Investors, LLC
                  KM Investments, LLC
                  W. Robert Kohorst
                  Stephen Feinberg
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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [x]
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3                 SEC USE ONLY
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4                 CITIZENSHIP OR PLACE OF ORGANIZATION
                  California (entities); United States (persons)
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---------------------------- ---------------------------------------------------
     NUMBER OF SHARES        5        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             6        SHARED VOTING POWER
                                      5,920 Units

                             7        SOLE DISPOSITIVE POWER


                             8        SHARED DISPOSITIVE POWER
                                      5,920 Units
---------------------------- ---------------------------------------------------
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9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,920 Units
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10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES                                                  [ ]
----------------- --------------------------------------------------------------
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11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  Approximately 7.1%
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
12                TYPE OF REPORTING PERSON
                  OO; IN
----------------- --------------------------------------------------------------

ITEM 1.  ISSUER.

     (a) The name of the subject company is Fairfield Inn By Marriott Limited Partnership (the "Partnership").

     (b) The address of the principal executive offices of the Partnership is P.O. Box 9507, 7 Bulfinch Place - Suite 500, Boston, MA 02114.


ITEM 2.  PERSONS FILING.

     (a) The persons filing this statement on Schedule 13G (the "Statement") are Everest Investors 12, LLC ("Everest 12"), Everest Investors 4, LLC ("Everest 4"), Everest Lodging Investors, LLC ("Everest Lodging"), KM Investments, LLC ("KM"), W. Robert Kohorst and Stephen Feinberg.

     (b) The address of the principal place of business of each filing person except Mr. Feinberg is 155 North Lake Avenue, Suite 1000, Pasadena, California 91101. Mr. Feinberg's address is 450 Park Avenue, 28th Floor, New York, New York 10022.

     (c) Each of Everest 12, Everest 4, Everest Lodging and KM is a California limited liability company (the "Everest Holders"). Each of Mr. Feinberg and Mr. Kohorst is a United States citizen.

     (d) This Statement relates to units of limited partnership interest in the Partnership ("Units").

     (e)  Not applicable.

ITEM 3.  [NOT APPLICABLE]

ITEM 4.  OWNERSHIP.

The information from Items 5-11, inclusive, on the cover pages of this Statement is incorporated herein by reference. The Units are held of record by Everest 12 (1,676 Units), Everest 4 (2,137 Units), Everest Lodging (1,855 Units) and KM (252 Units). The members of each Everest Holder include Blackacre Everest, LLC ("Blackacre Everest"), Everest Partners, LLC ("Everest Partners") and Everest Properties II, LLC ("Everest Properties II"). Pursuant to the Operating Agreement of each Everest Holder, the consents of Blackacre Everest, Everest Partners and Everest Properties II are required to vote or dispose of the Units held by such Everest Holder. Mr. Feinberg, in his capacity as the co-president of Blackacre Capital Management Corp., which is the general partner of Blackacre Capital Group, L.P., which is the managing member of Blackacre Everest, possesses sole power to determine whether such consent by Blackacre Everest will be given or withheld. Messrs. Kohorst and Feinberg possess shared power to determine whether such consent by Everest Partners will be given or withheld. Mr. Kohorst possesses sole power to determine whether such consent by Everest Properties II will be given or withheld.

ITEMS 5-9.  [NOT APPLICABLE]

ITEM 10.  CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2003


                         EVEREST INVESTORS 12, LLC
                         EVEREST INVESTORS 4, LLC
                         EVEREST LODGING INVESTORS, LLC
                         KM INVESTMENTS, LLC

                         By:  EVEREST PROPERTIES II, LLC, Manager of Each


                              By:  /s/ W. ROBERT KOHORST
                                   --------------------------
                                   W. Robert Kohorst
                                   President


                         /s/ W. ROBERT KOHORST
                         --------------------------
                         W. Robert Kohorst


                         /s/ STEPHEN FEINBERG
                         --------------------------
                         Stephen Feinberg, in his
                         capacity as the co-president of
                         Blackacre Capital Managmeent Corp.,
                         which is the general partner of
                         Blackacre Capital Group, L.P.,
                         which is the managing member
                         of Blackacre Everest